UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55553

Central Federal Bancshares, Inc.

(Exact name of registrant as speciﬁed in its charter)

210 West 10th Street, Rolla, Missouri 65401; (573) 364-1024

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	[X] *
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X] *
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

*	Explanatory Note: The registrant, Central Federal Bancshares, Inc., is a savings and loan holding company and the class of securities to which this certification and notice applies is held of record by fewer than 1,200 persons. The registrant is relying on Securities Exchange Act of 1934 Section 12(g)(4), as amended by the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the class of securities described above.

Approximate number of holders of record as of the certiﬁcation or notice date: 118

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Federal Bancshares, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 26, 2019	By:	/s/ William A. Stoltz
William A. Stoltz
President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.